Transforming Potential into Reality I-Mab Biopharma April 2025

Legal Disclaimer. This presentation has been prepared by I-Mab (the “Company”) solely for informational purposes. Certain of the information included herein was obtained from various sources, including certain third parties, and has not been independently verified by the Company. By viewing or accessing the information contained in this presentation, you hereby acknowledge and agree that no representations, warranties, or undertakings, express or implied, are made by the Company or any of its directors, shareholders, employees, agents, affiliates, advisors, or representatives as to, and no reliance should be placed on the truth, accuracy, fairness, completeness, or reasonableness of the information or opinions presented or contained in, and omission from, this presentation. 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Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research, and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. Forward Looking Statements. This presentation contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “future”, “promising”, “may”, “plans”, “potential”, “will”, “could position”, “promise”, “advance”, “target”, “design”, “strategy”, “pipeline”, and “project”, and similar terms or the negative thereof. Statements that are not historical facts, including statements about I-Mab's beliefs and expectations, are forward-looking statements. The forward-looking statements in this presentation include, without limitation, statements regarding the following: the Company’s pipeline and capital strategy; the design and potential benefits, advantages, promise, attributes, and target usage of givastomig, uliledlimab and ragistomig; the projected development and advancement of the Company’s portfolio and anticipated milestones and related timing; the Company’s expectation regarding the potential market opportunity of gastric cancer, pancreatic ductal adenocarcinoma and cholangiocarcinoma; the market opportunity and I-Mab’s potential next steps (including the potential expansion, differentiation, or commercialization) for givastomig, uliledlimab and ragistomig; the Company’s expectations regarding the impact of data from past, ongoing and future studies and trials; the benefits of the Company’s collaboration with development partners; the timing and progress of studies (including with respect to patient enrollment and dosing); the availability of data and information from ongoing studies; the Company’s expectations regarding its cash runway and future use of its cash position. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or new drug application/biologics license application approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and discussions of potential risks, uncertainties, and other important factors in I-Mab’s most recent annual report on Form 20-F and I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). I-Mab may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law. Disclaimer

Defined strategy for three clinically active programs Givastomig (Claudin 18.2 x 4-1BB bispecific) leads the pipeline Completed divestiture of China operations in 2024 Executing on clinical strategy via disciplined capital approach Positioning Company for Accelerated Growth, with Focus on Precision Immuno-Oncology Therapeutics

I-Mab 2.0 – Lean and Focused U.S. Biotech I-Mab 2.0 Legacy I-Mab San Diego, CA Rockville, MD Shanghai, CN Beijing, CN Tianjin, CN Lishui, CN Hangzhou, CN 220 FTEs as of Dec-2023 GMP Manufacturing 10+ Pipeline + Two Phase 3 Programs Significant Capital Expenditures Rockville, MD Short Hills, NJ 24 FTEs as of Feb-2025 U.S. Clinical Trial Operations Three Clinical Programs, Led by Givastomig Capital Efficient Operating Model with Cash Runway into 2027

Taking a Step Beyond Traditional Early Drug Development

ASSET	PHASE 1	PHASE 2	PHASE 3	CLINICAL DEVELOPMENT	STATUS/POTENTIAL NEXT STEPS	PARTNERSHIPS
Givastomig[1] CLDN18.2 X 4-1BB Bispecific Ab				**1L GC, GEJ, EAC:** Target population of ~137k patients[2]	**2H 2025**: Phase 1b dose escalation data presentation in combination with nivolumab + chemo **1H 2026**: Phase 1b dose expansion data presentation in combination with nivolumab + chemo	Bristol Myers Squibb ablbio
Ulilедlimab CD73 mAb				**1L mNSCLC:** Target population of 300k+ patients[3]	**2026**: Phase 2 PFS data from ongoing TJBio study (China-only) evaluating combination with toripalimab in CD73 positive patients	天境生物 TJ BIOPHARMA TJ Bio
Ragistomig[1] PD-L1 X 4-1BB Bispecific Ab				**Refractory/relapsed cancers:** PD-(L)1 progression impacts most patients with metastatic disease	**2025**: Expanded dose ranging studies underway to identify appropriate tumor types for further development	ablbio

1. Co-developed with ABL Bio (givastomig also known as ABL111, ragistomig also known as ABL503)
2. Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035; Markets include U.S., five E.U., and Japan based on Data Monitor Biomed Tracker
3. Global Data Epidemiology Data, Guidehouse legacy research

Notes: mNSCLC = metastatic non-small cell lung cancer; PD-(L)1 refers to inhibitors of PD-L1 or PD-1; Ab = antibody; mAb = monoclonal antibody; GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma cancer; 1L = first line; PFS = progression free survival

I-MAB BIOPHARMA 5

First asset to be tested in US with immuno-chemotherapy standard of care in 1L gastric cancer Molecular Design Key Differentiation Clinical activity demonstrated across various levels of CLDN18.2 expression  Exhibits CLDN18.2 binding even on low expressing tumor cells Higher-affinity binding to CLDN18.2 compared to reference antibody zolbetuximab Localized T cell activation in TME to minimize 4-1BB-mediated liver toxicity and systemic immune response Lead Program, Givastomig (Targeting Claudin 18.2 and 4-1BB) A potential best-in-class CLDN18.2 therapeutic for gastric cancer Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment; 1L = first line 4-1BB scFv CLDN18.2

Givastomig a Bispecific Antibody Targeting Claudin 18.2 and 4-1BB

Designed for optimal balance between anti-tumor efficacy and safety

Conditional T Cell Activation Upon Tumor Engagement



Tumour cell
Tumour antigen
MHC-peptide
T-cell receptor
No activation
No clustering
Clustering
T cell
Activation

In Circulation | Tumor Microenvironment

Anti-CLDN18.2 IgG1



Anti-4-1BB scFv

Highly potent CLDN18.2 mAb

- Higher affinity than zolbetuximab
- Binds to tumor cells with a wide range of CLDN18.2 expression

Silenced Fc: IgG1 (N297A)

- No ADCC or CDC
- Minimize unintended systemic immune activation driven by FcgR-mediated 4-1BB clustering

Conditional 4-1BB agonist

- Localized T cell activation in TME leading to potent tumor killing and minimal 4-1BB-mediated liver toxicity or systemic immune response

Source: Revised from https://www.nature.com/articles/d43747-020-00568-5

Notes: IgG1 = Immunoglobin G1; scFv = single chain Fragment-variable region; ADCC = antibody-dependent cell-mediated cytotoxicity; CDC = complement-dependent cytotoxicity; TME = tumor microenvironment

7

Comparison of CLDN18.2-targeted Therapeutics Mechanisms of Action



Complement
ADCC
CDC
NK cell
Claudin 18.2
Macrophage
TDCC &
Bystander killing
T cell
Cancer cell
ADCP
4-1BB
Cytotoxicity
CD3
Bystander killing

1



Anti-CLDN18.2
Anti-4-1BB

Bispecific 4-1BB T Cell Activator (Givastomig)
Tumor killing by enhanced TDCC with anti-tumor memory by activating 4-1BB costimulatory signal, and bystander killing

2



Anti-CLDN18.2
Anti-CD3

Bispecific CD3 T Cell Engager (IBI389)
Tumor killing by TDCC and bystander killing via engagement of TCR co-receptor

High risk of CRS

3



Antibody-Drug Conjugate (AZD0901)
Tumor killing by cytotoxicity, bystander killing, ADCC, ADCP, and CDC

High risk of on-target GI toxicity & off-target systemic toxicity

4



Monoclonal Antibody (Zolbetuximab)
Tumor killing by ADCC, ADCP, and CDC

High risk of on-target GI toxicity

I-MAB BIOPHARMA

Source: Revised from Nat Rev Clin Oncol. 2024 May;21(5):354-369
Notes: ADCC = antibody-dependent cell-mediated cytotoxicity; ADCP = antibody-dependent cellular phagocytosis; CDC = complement-dependent cytotoxicity; TDCC = T cell dependent cellular cytotoxicity; CRS = cytokine release syndrome; GI = gastrointestinal

8

Phase 1 Monotherapy Efficacy in Heavily Pretreated Patients (n=43)



0
1
2
3
4
5
6
7
8
9
10
11
20
21
22
Esophagus
Stomach
Esophagus
Stomach
Stomach
Stomach
Esophagus
Stomach
Stomach
Stomach
Stomach
GEJ
Stomach
Stomach
Stomach
Stomach
Esophagus
Stomach
Stomach
Stomach
Stomach
Stomach
Stomach
Stomach
GEJ
Stomach
Stomach
Esophagus
Stomach
Stomach
Stomach
Stomach
Stomach
Stomach
Stomach
Stomach
Stomach
Esophagus
Stomach
Stomach
Esophagus
Stomach
Stomach
11
95
99
55
90
25
98
50
20
7
55
30
100
100
90
15
75
95
99
90
98
100
95
95
50
1
30
20
90
95
75
80
70
100
100
100
80
85
45
90
75
100
100
>
Study Months (C1D1 to End of Treatment date)
5 mg/kg
8 mg/kg
12 mg/kg
15 mg/kg
18 mg/kg
> Treatment Ongoing
Numbers: CLDN18.2 %
PD
SD
PR
x = Death

Conclusion:

- **Givastomig was well tolerated and exhibits monotherapy activity in heavily pre-treated GC patients with a range of CLDN18.2 expression**

Patient Overview:

- 43 efficacy evaluable patients with CLDN18.2+ GC/GEJ/EAC
- A median of three prior lines of systemic therapy (range 1-6); doses between 5-18 mg/kg[1]
- Cohort is a subset of Phase 1a (NCT04900818)

Responses:

- Seven partial responses (PR) observed with an objective response rate (ORR) of 16.3% (7/43)
- Stable disease (SD) was reported in 14 patients, implying a disease control rate (DCR) of 48.8% (21/43)
- CLDN18.2 expression in responders ranged from 11% to 100%. Additionally, five responders had received prior treatment with PD-1 or PD-L1 inhibitors

I-MAB BIOPHARMA

Source: Data on file (IMAB)
1. Defined as the predicted efficacious dosing range, based on preclinical studies
Notes: Data cut-off as of July 30, 2024; GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma

9

Safety: Treatment Related AEs

Treatment-related adverse events (TRAEs) occurring in ≥5% (n=43)

Preferred Term (all numbers are n(%))	Grade 1	Grade 2	Grade 3	Grade 4	Grade 5	All Grades
Nausea	6 (14.0)	4 (9.3)	1 (2.3)	-	-	11 (25.6)
Anemia	2 (4.7)	5 (11.6)	3 (7.0)	-	-	10 (23.3)
White blood cell count decreased	4 (9.3)	3 (7.0)	3 (7.0)	-	-	10 (23.3)
Vomiting	4 (9.3)	2 (4.7)	1 (2.3)	-	-	7 (16.3)
Decreased appetite	3 (7.0)	2 (4.7)	1 (2.3)	-	-	6 (14.0)
Alanine aminotransferase increased	2 (4.7)	2 (4.7)	1 (2.3)	-	-	5 (11.6)
Aspartate aminotransferase increased	3 (7.0)	-	2 (4.7)	-	-	5 (11.6)
Gamma-glutamyl transferase increased	1 (2.3)	3 (7.0)	1 (2.3)	-	-	5 (11.6)
Neutrophil count decreased	1 (2.3)	3 (7.0)	1 (2.3)	-	-	5 (11.6)
Infusion related reaction	1 (2.3)	2 (4.7)	1 (2.3)	-	-	4 (9.3)
Lymphocyte count decreased	-	-	4 (9.3)	-	-	4 (9.3)
Fatigue	2 (4.7)	1 (2.3)	-	-	-	3 (7.0)
Headache	2 (4.7)	1 (2.3)	-	-	-	3 (7.0)
Hypoalbuminemia	2 (4.7)	1 (2.3)	-	-	-	3 (7.0)
Lipase increased	1 (2.3)	1 (2.3)	1 (2.3)	-	-	3 (7.0)
Platelet count decreased	1 (2.3)	1 (2.3)	-	1 (2.3)	-	3 (7.0)
Weight decreased	2 (4.7)	1 (2.3)	-	-	-	3 (7.0)

- No DLT was reported up to 15 mg/kg Q2W and 18 mg/kg Q3W, and MTD was not reached
- Most commonly reported TRAEs (>20% of subjects): Grade 1, 2 or 3 nausea (25.6%), anemia (23.3%), white blood cell count decreased (23.3%)
- 15 subjects (34.9%) experienced at least one Grade ≥ 3 TRAE with no Grade 5 TRAEs
- Most gastrointestinal TRAEs were Grade 1 or 2 and do not appear to be dose-related

I-MAB BIOPHARMA

Source: ESMO 2024

Notes: Data cut-off as of June 1, 2024; DLT = dose-limiting toxicity; MTD = maximum tolerated dose; AE = adverse event; TRAE = treatment emergent adverse event; Q2W = every two weeks; Q3W = every three weeks

10

Givastomig Efficacy Across Broader Claudin 18.2 Expression

Drug	Givastomig (bispecific)	Zolbetuximab (CLDN18.2 targeted mAb)	
Phase	**Phase 1**	**Phase 1**	**Phase 2**
CLDN18.2 – Expression (Study Group)	IHC ≥**1^{+} in ≥1%** cells	IHC ≥**1^{+} in ≥1%** cells	IHC ≥ **2^{+} in ≥ 50%** cells
Diagnosis	Previously treated GC/GEJ/EAC	Previously treated GC/GEJ	Previously treated GC/GEJ/EAC
Efficacy Evaluable (n)	43	15	43
ORR (%)	**16%** (7/43)	Zero	9% (4/43)
DCR (CR+PR+SD, %)	**49%** (21/43)	1 SD	23% (10/43)
Source	Givastomig poster #1017P ESMO 2024	U Sahin et al. European Journal of Cancer 100 (2018) 17e26	O Tureci et al. Annals of Oncology 30: 1487–1495, 2019

I-MAB BIOPHARMA

Notes: mAb = monoclonal antibody; ORR = objective response rate; DCR = disease control rate; CR = complete response; PR = partial response; SD = stable disease; GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal cancer; IHC = immunohistochemistry. **Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes and other factors may impact the comparisons**

11

Differentiation of Givastomig from Other Claudin 18.2 Targeted Competitors Phase 1 Monotherapy Data

		Givastomig (bispecific) (n=45)		Zolbetuximab (mAb)[1] (n=54 safety; n=43 efficacy)		CMG901 (ADC)[2] (n=107)		IBI389 (TCE)[3] (n=120)	
Mechanism of Action		Conditional 4-1BB activation		ADCC and CDC		Direct cytotoxicity, ADCC, CDC, and bystander effects		Activation & proliferation of T cells	
Claudin 18.2 Threshold		1+ ≥1%		2+, 3+ ≥50%		2+ ≥5%		2+, 3+ ≥10%	
ORR		18%		9%		28%		26%	
		All Grades	**Grade ≥ 3**	**All Grades**	**Grade ≥ 3**	**All Grades**	**Grade ≥ 3**	**All Grades**	**Grade ≥ 3**
Safety[#]	TEAE	100%	71%	96%	NR	100%	68%	100%	69%
	TRAE	78%	33%	82%	NR	99%	57%	100%	58%
	Neutropenia	14%*	5%*	<10%^	NR	53%^	21%^	<10%	NR
	Nausea	20%	2%	63%^	15%^	57%^	4%^	37%	7%
	Vomiting	11%	2%	57%^	22%^	56%^	10%^	23%	3%
	ALT / AST	16% / 16%	2% / 4%	<10%^ / <10%^	NR	29%^ / 42%^	0%^ / 0%^	44% / 45%	3% / 1%
	GGT	11%	2%	<10%^	NR	14%^	1%^	41%	19%
	CRS	2%	0%	<10%^	NR	NR	NR	54%	0.8%
Development Status		Phase 1b nivolumab + FOLFOX in 1L GC ongoing		Zolbe + chemotherapy approved in CLDN18.2-high 1L GC		Phase 3 monotherapy in 2L+ GC ongoing		Phase 1 monotherapy & combination with IO ongoing in 2L+ GC	

I-MAB BIOPHARMA

= TRAE unless noted; ^ = TEAE; * = including febrile neutropenia; NR = Not reported 1)Annals of Oncology; 2) Ruan, Lancet 2025; 3) Hao, Zheng 2024 ASCO
Notes: ORR = objective response rate; GC = gastric cancer; ADCC = antibody dependent cellular cytotoxicity; CDC = complement-dependent cytotoxicity; 1L = first line; 2L = second line. **Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes and other factors may impact the comparisons**

12

Givastomig Development Plan: Phase 1b Study Design for Combination with Nivolumab + Chemotherapy

Dose escalation data expected 2H 2025; Dose expansion data expected 1H 2026

Eligibility:

1L unresectable or metastatic GC/GEJ/EAC

HER2-negative

CLDN18.2 ≥1+ on ≥1% of tumor cells

Dose Escalation *(n=17)*

Dose Escalation Lead-In *(n=5)*

Giva dose level 1 + nivo + mFOLFOX6 Q2W

Dose Escalation *(n=6)*

Giva dose level 2 + nivo + mFOLFOX6 Q2W

Dose Escalation *(n=6)*

Giva dose level 3 + nivo + mFOLFOX6 Q2W

Dose Expansion *(n=40)*

Dose Expansion Dose Level 2 *(n=20) – enrolled*

Selected **Giva** dose (or MAD/MTD) + nivo + mFOLFOX6 Q2W

Dose Expansion Dose Level 3 *(n=20) – enrolling*

Selected **Giva** dose (or MAD/MTD) + nivo + mFOLFOX6 Q2W

Endpoints:

Primary: Safety

Secondary:

Response rate: ORR, BoR, DoR

Survival: PFS, OS

PK/PD

Notes: GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; FOLFOX6 = standard of care chemotherapy regimen; nivo = nivolumab; Q2W = every two weeks; Giva = givastomig; MAD/MTD = multiple ascending dose or maximum tolerated dose; ORR = objective response rate; PK = pharmacokinetic; PD = pharmacodynamic; BoR = best overall response; DoR = duration of response; PFS = progression free survival; OS = overall survival; 1L = first line

I-MAB BIOPHARMA 13

CLDN18.2 Gastric Cancer Market Opportunity

Approximately 250,000 patients diagnosed with gastric cancer globally[1]


250k
195k
137k
Gastric Cancer
HER2-negative[2]
CLDN18.2-positive[3]

1L HER2-negative Gastric Cancer Therapeutic Landscape


100%
10%
1%
PD-L1 CPS
Givastomig Potentially FIC & BIC
Givastomig Potentially BIC
Zolbetuximab[4]
>1%
>75%
CLDN18.2 Level

1. Markets include U.S., 5 E.U., and Japan in 2025 based on Data Monitor Biomed Tracker
2. HER2-negative status of 78%. Van Cutsem E, Bang YJ, Feng-Yi F, et al. HER2 screening data from ToGA : targeting HER2 in gastric and gastroesophageal junction cancer. Gastric Cancer 2015;18(3):476-84
3. CLDN18.2 positive status of ~70%. Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035
4. VYLOY (zolbetuximab-clzb) FDA label

Notes: CPS = combined positive score; BIC = best-in-class; FIC = first-in-class; 1L = first line

I-MAB BIOPHARMA
14

Significant Opportunity for CLDN18.2 Asset Class Beyond Gastric Cancer

CLDN18.2 class has substantial estimated market potential in oncology by 2030

Gastric Cancer | **Pancreatic Ductal Adenocarcinoma** | **Cholangiocarcinoma**


~$12Bn[1]
>70%[4]
~$6Bn[2]
60-85%[5]
~$3Bn[3]
~70%[5]

	Gastric Cancer	Pancreatic Ductal Adenocarcinoma	Cholangiocarcinoma
Ongoing Trial	✓	✓	
Clinical POC	✓		

1. Markets include U.S., 5 E.U., and Japan by 2030 based on Data Monitor Biomed Tracker
2. Pancreatic Cancer Market Size, Share, and Trends 2024 to 2034
3. Olympus Research Global and Wall Street Equity Research
4. Represents CLDN18.2 prevalence within population; Ventana Assay Validation Report on file
5. Ventana Assay Validation Report on file

Market Opportunity | Prevalence of CLDN18.2 Expression

15

Intellectual Property Portfolio for Givastomig 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 US 17/286,437 (Granted) Composition of Matter Method of Use (Treatment of Cancer) Aug-2040 US 18/866,687 (Pending)1 Method of Use (Dosing Regimen) May-2043 PCT/CN2023/122092 (Pending)1 Method of Use (Combination with Second Therapeutic Agent) Sep-2043 US 63/693,641 (Pending)1 Method of Use (Dosing Regimen and Combination Therapy) Sep-2045 Applications pending, expiration date approximated based on expected grant date(s)

Givastomig, a Potential Best-in-Class Claudin 18.2 Therapeutic First CLDN18.2 asset tested in U.S. with immuno-chemotherapy standard of care in 1L gastric cancer Notes: scFv = single chain Fragment-variable region; 1L = first line High CLDN18.2 affinity with conditional 4-1BB activation Designed for lasting immune responses across wide range of CLDN expression Response rate and tolerability stand out versus benchmarks Phase 1b dose escalation in 2H 2025; dose expansion data in 1H 2026 4-1BB scFv CLDN18.2

Uliledlimab (Targeting CD73)

A potential best-in-class CD73 therapeutic


Anti-CD73

CD73 Biology:

CD73 is the **rate-limiting enzyme and best target in the adenosine immunosuppressive pathway**

Key Advantages:

Uliledlimab **completely inhibits** CD73 activity and the production of adenosine **without the "hook effect"**[1]

Development:

Coordinated global development with TJ Bio

Status:

I-Mab development paused pending positive data from TJ Bio's ongoing doublet study in 1L CD73+ NSCLC

1. AACR 2021

Note: mNSCLC = metastatic non-small cell lung cancer; AMP = adenosine monophosphate; TJ Bio = TJ Biopharma

18

CD73 is the Rate-Limiting Enzyme in the Adenosine Immunosuppression Pathway



Multiple Pathways
Converging
Multiple Receptors
Canonical
ATP
CD39
ADP
CD39
AMP
CD203a
CD38
CD203a
NAD+
ADPR
AMP
Alternative
CD73
Rate-limiting
ADO
A1AR
A2aAR
A2bAR
A3AR

All AMP pathways converge at CD73 to generate adenosine

Advantages of targeting CD73 for cancer therapy: blocking CD73 activity leads to complete inhibition of the adenosine pathway.

Known potential escape pathways (ATP, cyclic AMP, and nicotinamide adenine dinucleotide through separate biochemical pathways) exist when targeting upstream CD39 or downstream adenosine receptors.

Source: I-MAB information on file

Notes: ATP = adenosine triphosphate; NAD+ = nicotinamide adenine dinucleotide; ADP = adenosine diphosphate; ADPR = adenosine diphosphate ribose; AMP = adenosine monophosphate; ADO = aldehyde deformylating oxygenase

19

CD73 enzyme activity inhibition Dose-dependent CD73 inhibition without the “hook effect”2 Uliledlimab Designed to Bind and Inhibit CD73 without a Hook Effect Open conformation (inactive) Closed conformation (active) Oleclumab1 Intra-dimer binding mode Inter-dimer binding mode Open conformation (inactive) Closed conformation (active) Unique intra-dimer binding through a C-terminus epitope Uliledlimab inhibits CD73 by binding to the C-terminus and preventing CD73 dimerization Oleclumab inhibits CD73 by binding to the N-terminus and preventing CD73 dimerization Uliledlimab CD73 enzyme activity inhibition Uliledlimab concentration Oleclumab concentration Uliledlimab CD73 dimer Oleclumab CD73 dimer Binding site Binding site Oleclumab (MEDI9447) was internally produced based upon the published sequence AACR 2021 Source: I-MAB information on file

Partial inhibition by inter-dimer binding mode Complete inhibition by intra-dimer binding mode Uliledlimab May Completely Inhibit CD73 Function in vitro Notes: Astra Zeneca is evaluating oleclumab in a Phase 3 study in patients with Stage III NSCLC Oleclumab (MEDI9447) was internally produced based upon the published sequence

Dose-Dependent Inhibition of CD73 and Tumor Growth by Uliledlimab Inhibition of CD73 activity and tumor growth in vivo is limited by oleclumab’s hook effect biology Inhibition of CD73 activity and tumor growth in vivo by uliledlimab is dose-dependent Source: Data on file (IMAB), based on in vivo study on a PDX mouse model of NSCLC (LU5212, Crown Bioscience) in which CD73 inhibition in tumor was evaluated using an enzyme-histochemistry assay Oleclumab (MEDI9447) was internally produced based upon the published sequence. PDX = patient derived xenograft mouse model

Ulileldlimab + Toripalimab Data Support Patient Selection Based on CD73 Expression and Show Manageable Toxicity

Phase 2 ORR data from front-line NSCLC Cohort*

ORR% (n)	PD-L1 All	PD-L1≥1%
CD73[High]	53% (10/19)	63% (10/16)
CD73[Low]	18% (8/45)	20% (5/25)
Pembro (KN-042) PD-L1≥1%	NA	27% (174/637)

Safety observations for uliledlimab, administered to >200 patients in combination studies with CPIs

Safety profile of combination comparable to CPI monotherapy studies

Well tolerated up to the highest doses tested (45mg/kg Q3W), without MTD

Most TRAEs/AEs were Grade 1 or 2

Notes: ORR = objective response rate; MTD = maximally tolerated dose; Q3W = every three weeks; AE = adverse events; CPI = checkpoint inhibitors; TRAEs = treatment-related adverse events; ASCO 2023 = the American Society of Clinical Oncology 2023 Annual Meeting; toripalimab (used in this study) = Approved/China and the US (Shanghai Junshi Biosciences/Coherus Biosciences)
*Patient disposition based on ASCO 2023 Poster from a cohort of 70 enrolled patients with unresectable/metastatic disease, including 67 efficacy evaluable and 64 patients who received at least one post baseline tumor assessment per iRECIST. Overall study (up to n=190) enrolled 5 cohorts (3 NSCLC sub-types, 1 ovarian, 1 all comers): data in this deck are from the treatment naïve, Stage IV NSCLC patients

I-MAB BIOPHARMA 23

Most Tumors Decreased in Size Notes: Response definitions per iRECIST criteria. PR = partial response; SD = stable disease; PD = progressive disease; BOR = best overall response Source: ASCO 2023 Poster Early Phase 2 Data in Treatment-Naïve NSCLC Patients

Molecular Design: Molecule binds to PD-L1 for activation of 4-1BB in the TME Implications: Mitigation of liver toxicity and systemic immune response Enhancement of anti-tumor immunity and re-invigoration of exhausted T cells1 Development: Co-development with ABL Bio Combinations will require maximizing the therapeutic index Implications: Further testing of additional doses and interval administration to maximize the therapeutic index Ragistomig (ABL503) targeting PD-L1 and 4-1BB A novel bispecific integrates PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator 4-1BB scFv PD-L1 IgG JITC 2021 Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment

Phase 1 Data Support Further Development as a Monotherapy and in Combination with Other Agents Overview: 44 efficacy evaluable patients (53 enrolled) with advanced or relapsed/refractory solid tumors (NCT04762641) 64.2% (34/53) of patients enrolled had at least three prior lines of systemic anti-cancer treatment Efficacy Results at 3 and 5 mg/kg Q2W: Objective Response Rate (ORR) of 26.9% (7/26), Clinical Benefit Ratio (CBR) of 69.2% (18/26) One CR, six PRs, eleven SDs 71.4% of responders had received prior anti-PD-(L)-1 inhibitors The CR was observed in a heavily pretreated ovarian cancer patient dosed at 3 mg/kg (seven lines of prior therapy) Conclusion: Compelling clinical data in checkpoint inhibitor relapsed/refractory and IO naïve patients Treatment Duration (Days) CR start PR start On-going PD start 0.7 mg 2 mg/kg 2 mg 3 mg/kg 7 mg 5 mg/kg 0.3 mg/kg 7 mg/kg 1 mg/kg 10 mg/kg Source: ASCO 2024 Notes: Data cut-off as of April 19, 2024. CR = complete response; PR = partial response; PD = progressive disease; SD = stable disease; IO = Immuno-oncology; Q2W = every two weeks

Manageable Safety Profile MTD established with 7 mg/kg every two-week dosing Most common TRAEs were increased ALT and increased AST None of the transaminase elevations were accompanied by clinically significant, treatment-related bilirubin increases Grade ≥ 3 ALT or AST increases occurred in 24.5% (13/53) of patients and improved with corticosteroids or ragistomig treatment interruption No cytokine release syndrome occurred, and one infusion-related reaction occurred at 5 mg/kg (Grade 2) ABL503 monotherapy Demography All patients (N = 53) All grades, n(%) Grade ≥ 3, n(%) Any TRAE 40 (75.5) 22 (41.5) TRAE occurring in ≥ 10% of patients Alanine aminotransferase increased 17 (32.1) 12 (22.6) Aspartate aminotransferase increased 16 (30.2) 11 (20.8) Pyrexia 8 (15.1) 1 (1.9) Nausea 7 (13.2) - Rash 7 (13.2) 2 (3.8) Fatigue 6 (11.3) 1 (1.9) Platelet count decreased 6 (11.3) 1 (1.9) Source: ASCO 2024 poster, Table 2 Notes: Data cut-off as of April 19, 2024. MTD = maximally tolerated dose; TRAE = treatment-related adverse events; ALT = alanine aminotransferase; AST = aspartate aminotransferase

Ragistomig Results Compared to Acasunlimab Phase 1 Ragistomig (ABL503) Acasunlimab (GEN1046) Phase Phase 1 (NCT04762641) Phase 1 (NCT03917381) Treatment Monotherapy 0.7 mg – 10 mg/kg, Q2W Monotherapy 25 – 1,200 mg, Q3W Diagnosis Advanced or refractory solid tumors Advanced or refractory solid tumors Efficacy Evaluable 26 (sum of 3 mg/kg and 5 mg/kg) 61 (25 – 1,200 mg) 30 (80 – 200 mg) ORR 26.9% (7/26) 6.6% (4/61) 13.3% (4/30, 80 – 200 mg) DCR (CR+PR+SD) 69.2% (18/26) 65.6% (40/61) Safety Grade 3 AST / ALT: 24.5% (13/53) Grade 3 AST / ALT: 10% Source Ragistomig poster ASCO 2024 Cancer Discovery 2022 Notes: ASCO 2024 = American Society for Clinical Oncology Annual Meeting; ORR = objective response rate; DCR = disease control rate; CR complete response; PR = partial response; SD = stable disease; AST = aspartate aminotransferase; ALT = alanine aminotransferase; Q2W = every two weeks. Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons

Cash, cash equivalents and short-term investments as of December 31, 2024, were $173.4M; no debt Cash position expected to fund givastomig Phase 1b studies and further development initiatives into 2027 Issued and outstanding ordinary shares of 187.5M representing the equivalent of 81.5M ADSs1 as of December 31, 2024 Upcoming Clinical Readouts Across Portfolio Programs Selected Financial Information Anticipated Upcoming Milestones Timing Program Milestone 2H 2025 Givastomig Phase 1b GC/GEJ/EAC dose escalation data Topline data from combination with nivolumab plus chemo 1H 2026 Givastomig Phase 1b GC/GEJ/EAC dose expansion data Topline data from combination with nivolumab plus chemo 2026 Uliledlimab Phase 2 PFS data from uliledlimab + toripalimab Randomized study against pembrolizumab alone or toripalimab alone (TJ Bio China-only data) Ongoing Ragistomig Phase 1b dose expansion enrolling Additional cohorts to expand the therapeutic index Assuming the conversion of all ordinary shares into ADSs; Notes: GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; PFS = progression free survival; TJ Bio = TJ Biopharma

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